ENERTECK CORPORATION
10701 Corporate Drive, Suite 150
Stafford, Texas 77477

VIA EDGAR AND FACSIMILE

April 11, 2008

Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

Re:	EnerTeck Corporation Registration Statement on Form S-1 File No. 333-133651

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EnerTeck Corporation (the “Company”) hereby requests that the effectiveness of the above captioned Registration Statement be accelerated to 4:00 p.m., Eastern Daylight Time, on April 15, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at (973) 443-0600 or by fax at (973) 443-0609 with any questions or comments regarding any of the foregoing.

Very truly yours,

ENERTECK CORPORATION

By:	/s/ Richard Dicks
Richard Dicks, Chief Financial Officer